  Exhibit 99.1

NORTHERN DYNASTY ANNOUNCES OVERNIGHT MARKETED OFFERING

April 28, 2020, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that the Company is undertaking an overnight marketed public offering of common shares (the “Offered Shares”) of the Company for minimum gross proceeds of CDN$6.0 million (the “Offering”). The Offering is expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Cantor Fitzgerald Canada Corporation (“CFCC”), as lead underwriter and sole bookrunner, and a syndicate of underwriters (collectively, the “Underwriters”). The Offering will be made in the United States through CFCC’s U.S. affiliate, Cantor Fitzgerald & Co.

The number of Offered Shares to be sold and the offering price will be determined in the course of marketing and there can be no assurance as to completion of the Offering. In addition, the Company will grant the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of Offered Shares sold in the Offering for up to 30 days after the closing, on the same terms and conditions as the Offering. The Company will pay the Underwriters a cash commission equal to 5.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering.

The Offered Shares will be offered by way of a short form prospectus in all provinces in Canada, except Quebec, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10 relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective.

The Offering is expected to close on or about May 12, 2020 and will be subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE American stock exchange. Anticipated uses of the proceeds of the Offering are (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) for general corporate purposes.

In addition to the Offering, Northern Dynasty is proposing to undertake a non-brokered private placement of common shares of the Company at the same price as the common shares are sold in the Offering, for gross proceeds to the Company of up to CDN$7.0 million (the "Concurrent Private Placement"). No commission or finder's fee will be payable to the Underwriters in connection with the Concurrent Private Placement. Common shares issued pursuant to the Concurrent Private Placement will be subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation. Closing of the Concurrent Private Placement is subject to the approval of the TSX and the NYSE American stock exchange. Closing of Offering is not conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement is not conditional on the closing of the Offering.

The preliminary short form prospectus is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Offering may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co. in the United States, Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, NY, 10022 or by email at prospectus@cantor.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Offered Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering or the Concurrent Private Placement, the amount of funds to be raised, the use of proceeds of the Offering and the Concurrent Private Placement, the anticipated closing of the Offering and the Concurrent Private Placement, the finalization of the Environmental Impact Statement ("EIS") by the U.S. Army Corps of Engineers (“USACE”), the impact of the COVID-19 pandemic on the Company’s operations and the timing of finalization of the EIS by the USACE, the ability of the Company to proceed with permit applications for the development of the Pebble Project, and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.